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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chell Group Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641220108

(CUSIP Number)

August 11, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 641220108

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Neil T. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,525,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,525,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,525,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer: Chell Group Corporation

(b)	Address of Issuer’s Principal Executive Offices: 800 Third Avenue, New York, NY 10022

Item 2.

(a)	Name of Person Filing: Neil T. Anderson

(b)	Address of Principal Business Office or, if none, Residence: 125 Broad Street, New York, NY 10004

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 641220108

Item 3.	Not Applicable

Item 4.	Ownership.
(a)	Amount beneficially owned: 3,525,000 (including shares to be issued on conversion of Notes)

(b)	Percent of class: 9.9% (based on total number of outstanding shares provided by Chell Group on July 23, 2004)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,525,000 (including shares to be issued on conversion of Notes)

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 3,525,000 (including shares to be issued on conversion of Notes)

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class

           Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable

Item 8.	Identification and Classification of Members of the Group

           Not Applicable

Item 9.	Notice of Dissolution of Group

           Not Applicable

Item 10.	Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/13/04

Date

/s/ Neil T. Anderson

Signature

Neil T. Anderson

Name/Title